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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for date October 11, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Investor Relations	Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel + 41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax + 41 61 324 8844
Internet Address:
http://www.novartis.com

— INVITATION FOR MEETING, WEBCAST & TELEPHONE CONFERENCE —

R&D Day and Q3 2002 Results Review

        Dear Investor

        We are pleased to invite you to attend the Novartis R&D Day and review of Q3 2002. You may participate in person, via webcast or by teleconference. Please see the preliminary program on page 2.

Date:	October 17, 2002
Time:	09.00 a.m. New York 02.00 p.m. UK 03.00 p.m. Switzerland
If attending in person: registration and coffee begin at 8:30 a.m Webcast or dial-in: test connection 10 minutes before program start
Location	The Waldorf Astoria Hotel 301 Park Avenue — Grand Ballroom (3rd Floor; Lexington Ave entrance) New York, NY 10022
Phone numbers:	Switzerland: +41 91 610 4111
United Kingdom: +44 (0) 207-866-4111
Europe Free-phone +800 2467 8700
US: +1 800 860 2442
Canada: 866-519-5086

        You may also access the conference call as a live webcast on the Internet at: http://www.novartis.com/investors (under Upcoming Event). This information will be available for tests and for the submission of questions in advance from October 15, 2002.

Preliminary Agenda

All times Eastern Standard/New York

9:00 AM Introduction and Q3 Results

9:15 AM Review of recent product launches

10:35 AM Q&A (in person or via webcast only)

11:00 AM Break

11:30 AM Development/Functional Genomics/Conclusion

1:30 PM Presentations conclude

Poster / booth session & luncheon

2:30 PM Therapeutic area breakout sessions (Oncology, Transplant)

[Programs will be taped and posted to the internet site October 18, 2002.]

3:30 PM End of R&D Day

        Program presenters will include Daniel Vasella and others from senior management of Novartis.

* * * * * * * * * * * * * * *

Internet playback of presentations and therapeutic area breakout sessions may be viewed from the following times at www.novartis.com

Date:	Friday, October 18, 2002
Time:	2:00 p.m. Switzerland 1:00 p.m. UK 8:00 a.m. New York

If you have not responded yet to attend the presentations in person and would like to do so, the reply form is attached for your use.

Novartis
Pharmaceutical Research & Development Day

Thursday, October 17
The Waldorf Astoria Hotel—Grand Ballroom
New York, NY

— Reply Form —

☐    I will attend the New York Presentation

☐    I will follow the presentations on the Internet (a test link will be sent to you prior to the R&D Day)

First Name
Name
Company
Job Title
Country
Phone
Fax
E-mail

To confirm your attendance, please e-mail or fax this form to Novartis Investor Relations by October 10, 2002.

E-mail: gabriella.gruber@group.novartis.com

Fax: +41 61 324 84 44, Attention: Gabriella Gruber

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 11, 2002	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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— INVITATION FOR MEETING, WEBCAST & TELEPHONE CONFERENCE —
R&D Day and Q3 2002 Results Review
If you have not responded yet to attend the presentations in person and would like to do so, the reply form is attached for your use.
— Reply Form —
SIGNATURES